UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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(CHECK ONE):         |_| Form 10-K        |_| Form 20-F        |_| Form 11-K        |X| Form 10-Q        |_| Form N-SAR

                      For Period Ended:  March 31, 2003
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                      |_| Transition Report on Form 10-K
                      |_| Transition Report on Form 20-F
                      |_| Transition Report on Form 11-K
                      |_| Transition Report on Form 10-Q
                      |_| Transition Report on Form N-SAR
                      For the Transaction Period Ended:
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                        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY
                                                    INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

OAK RIDGE CAPITAL GROUP, INC.
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Full Name of Registrant


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Former Name if Applicable

701 XENIA AVENUE SOUTH, SUITE 130
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Address of Principal Executive Office (Street and Number)

GOLDEN VALLEY, MN 55416
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

       |X|    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       |X|    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or
                     the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       |_|    (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       Financial information to be included in the Form 10-Q could not be provided by the Registrant within the prescribed time period without unreasonable effort and expense, due in part to the Registrant's recent sale of: (1) Charter Building and
       Development Corp., a wholly-owned residential home construction subsidiary operating in New Mexico; (2) Realco Construction, a wholly-owned commercial construction company; and (3) First Commercial Real Estate Services, a wholly-owned commercial real estate brokerage company.


PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

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                                JAMES CORYEA II                                        (763)                       923-2206
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                                     (Name)                                          (Area Code)               (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
       the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                                                                   |X| Yes    |_| No

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                                   |X| Yes    |_| No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Registrant expects to report a loss from continuing operations of approximately $1.9 million for the six months ended
       March 31, 2003, compared to a earnings from continuing operations of $ 0.6 million for the prior fiscal year.
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                                                              SIGNATURE

                                                    OAK RIDGE CAPITAL GROUP, INC.
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                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    MAY 14, 2003                                          By    /S/ MARC H. KOZBERG, CHIEF EXECUTIVE OFFICER
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                                              ATTENTION
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                                           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                                               CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                                                        (SEE 18 U.S.C. 1001).
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